UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of August 2023 Commission File Number: 001-36363

TARENA INTERNATIONAL, INC.

6/F, No. 1 Andingmenwai Street,

Litchi Tower, Chaoyang District,

Beijing 100011, People’s Republic of China

Tel: +86 10 6213-5687

1/F, Block A, Training Building,

65 Kejiyuan Road, Baiyang Jie Dao,

Economic Development District,

Hangzhou 310000, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Tarena Enters into Definitive Agreement to Sell Office Building

Tarena International, Inc. (“Tarena” or the “Company”) today announced that the Company, through its wholly-owned subsidiary in the PRC, has entered into a definitive agreement with a third-party company at arm’s length, pursuant to which the Company agreed to sell an office building for a total consideration of RMB26.1 million. The premise is located at Building 20, No. 396 Emei Mount Road, Qingdao Economic & Technological Development Area, Qingdao and has an aggregate gross floor area of 3,735 square meters. Pursuant to the agreement, the Company has received the full payment by today and may continue to use the building until November 9, 2023.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TARENA INTERNATIONAL, INC.

	By:	/s/ Xiaobo Shao
	Name:	Xiaobo Shao
	Title:	Chief Financial Officer

Date: August 2, 2023